SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Woori Finance Holdings Co., Ltd.

203 Hoehyon-dong, 1-ka Chung-gu

Seoul, 100-709, Korea

March 11, 2008

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Description

1. Date and Time	March 28, 2008 9 A.M., Seoul time.

2. Venue	5th floor / Woori Bank, 203, Hoehyon-dong 1-ga, Chung-gu, Seoul 100-792, Korea

3. Agenda

A.     Approval of non-consolidated financial statements for the fiscal year 2007

B.     Approval of modification to Articles of Incorporation

C.     Appointment of members of the Audit Committee who are non-executive directors

D.     Approval of directors’ compensation limit

Reference Document for the Exercise of Voting Rights

A.	Approval of non-consolidated financial statements for the fiscal year 2007

(units: millions of won)

Items	2007	2006
Total Assets	15,281,365	13,793,521
Cash and Due from Banks	32,502	89,724
Securities	15,152,420	13,591,413
Loans	—	49,750
Tangible Assets	438	630
Other Assets	96,005	62,004
Total Liabilities	2,129,288	1,860,449
Borrowings	2,116,679	1,847,591
Other Liabilities	12,609	12,858
Total Stockholder’s Equity	13,152,077	11,933,073
Common Stock	4,030,077	4,030,077
Capital Surplus	84,488	84,488
Capital Adjustment	(18)	(18)
Accumulated Other Comprehensive Income	1,891,647	2,220,980
Retained Earnings	7,145,883	5,597,546
Operating Income	2,168,591	2,031,611
Operating Expenses	141,584	138,363
Operating Profit	2,027,008	1,893,248
Ordinary Income	2,031,195	2,029,319
Net Profit	2,031,195	2,029,319
Unappropriated Retained Earnings	2,035,702	2,030,297
Appropriation of Retained Earnings	2,034,622	2,026,540
Legal Reserve	203,119	202,932
Dividends	201,503	483,608
Voluntary Reserve	1,630,000	1,340,000
Unappropriated Retained Earnings carried over to subsequent year	1,080	3,757

B.	Approval of modification to Articles of Incorporation

•

Article 2 (Business Purpose) of the Articles of Incorporation of Woori Finance Holdings (the “Articles of Incorporation”) will be amended by moving the definition of Affiliates from subsection 2.2(1) to the first sentence of Article 2.

•

Article 11 (Stock Option) of the Articles of Incorporation will be amended to change the reference to “KOSDAQ-registered company” to “KOSDAQ-listed company”, in connection with the amendment of the Securities and Exchange Act.

•

Article 42 (Committees) of the Articles of Incorporation will be amended by newly adding the Audit Committee Candidate Nomination Committee as committee within the Board of Directors, in connection with the amendment of the Financial Holding Company Act.

•	Article 46 (Duties of Audit Committee) of the Articles of Incorporation will be amended to change the reference to “Paragraphs.1 to 4 above” to “Paragraphs 1 to 5 above”.

•

Article 49 (Preparation and Keeping of Financial Statements and Business Report) of the Articles of Incorporation will be amended to change the reference in subsection 49.4 to “the consolidated financial statements under the Act on External Audit of Joint Stock Companies” to “the consolidated balance sheet and consolidated income statement”, in connection with an amendment to the Supervision Regulations of the Financial Holding Company Act.

•

Article 52-2 (Interim Dividends) of the Articles of Incorporation will be amended to change the reference to “Article 192-3 of the Securities and Exchange Act” to “Article 462, Paragraph 3 of the Commercial Code”, due to the amendment of the Securities and Exchange Act.

•	The above modifications to the Articles of Incorporation shall take effect from March 28, 2008.

C.	Appointment of Non-standing Directors to serve as Audit Committee members

Name	Date of Birth	Term / Appointment	Career & Academic Background
Pyoung Wan Har	Aug. 22, 1945	1 year / Re-appointment

- Current) Consultant of The Federation of Korean Industries

- Standing Audit Committee Member of Korean Exchange Bank

- Bachelor of Business Administration, Sungkyunkwan University

- Master of Business Administration, Yonsei University

Kwang-Dong Kim	Jun. 12, 1948	1 year / Re-appointment

- Current) Professor of College of Economics & Business Administration, Cheongju University

- Ambassador of the Korean Embassy in the Federative Republic of Brazil

-Bachelor of Political Science and International Studies, Yonsei University

- Institut International d’Administration Publique

Bong Soo Park	Dec. 24, 1948	1 year / Re-appointment

- Current) Executive Advisor at the Korea Institute for International Economics Policy

- Chief Director of Korea Technology Credit Guarantee Fund

- Bachelor of Business Administration, Seoul National University

- Master of Economics, George Washington University

In Bong Ha	Jan. 30, 1950	1 year / Re-appointment

- Current) Professor of School of Economics and Trade, Kyungpook National University

- President of the Institute of Korean Business Administration and Economy

- Bachelor of Geology, Kyungpook National University

- Master of Economics, Kyungpook National University

- Ph.D. in Economics, University of Minnesota

Myoung-Soo Choi	Aug. 5, 1957	1 year / Re-appointment	- Current) Director General of Fund Management & Planning Department at KDIC - President of Resolution & Finance Corporation - Bachelor of Economics, Kyonggi University

Min Joon Bang	Oct. 29, 1950	1 year / New appointment	- Current) Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University

Hi Taek Shin	Aug. 6, 1952	1 year / New appointment

- Current) Professor of College of Law, Seoul National University

- Lawyer, Kim & Chang Law Firm

- Bachelor of Laws, Seoul National University

- Master of Laws, Seoul National University

- J.S.D at Yale Law School

D.	Approval of directors’ compensation limit

Item	2008	2007
Compensation Limit	4 billion won	4 billion won

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 11, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director